UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 10

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Tenedor Corporation

and

Manitou BF S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

Marcel Claude Braud

Bruno Fille

Manitou BF S.A.

Tenedor Corporation

Z1 430 Route l’Aubiniere

BP 249

Ancenis Cedex, France 44158

+33 (2) 40-09-10-11

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ethan A. Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 shares of common stock, par value $0.10 per share, of Gehl Company outstanding on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,928.47	Filing Party: Tenedor Corporation and Manitou BF S.A.
Form or Registration No.: Schedule TO	Date Filed: September 8, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 10 to Schedule TO (this “Amendment No. 10”) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule TO, as previously amended (the “Schedule TO”). This Amendment No. 10 and the Schedule TO relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”) and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 10 and Schedule TO also relate to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent.

This Amendment No. 10 is being filed on behalf of Parent and Purchaser to amend and supplement Items 4, 10 and 13 of the Schedule TO.

The last two paragraphs of the front cover of the Offer to Purchase are replaced with the following text:

The Board of Directors of the Company (a) determined that each of the Offer and the transactions contemplated by the Merger Agreement (as defined herein) are fair to, and in the best interests of, the unaffiliated shareholders of the Company, (b) adopted and approved the Merger Agreement, including the “plan of merger” (as such term is used in Section 180.1101 of the WBCL (as defined herein)) (the “Plan of Merger”) and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the WBCL and (c) determined to recommend that the Company’s shareholders accept the Offer and tender their Shares to Purchaser and, to the extent applicable, approve the Plan of Merger.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is criminal.

Item 13 is amended and supplemented by replacing the last paragraph under the subsection entitled “Special Factors – Reasons for the Recommendation of the Company Board” (on page 21 of the Offer to Purchase) with the following text:

The Company Board considered the factors discussed above and reached the conclusion that the positive factors outweighed the negative factors. This conclusion supported the Company Board’s determination that the Offer and the Merger are in the best interests of the Company and its unaffiliated shareholders.

Item 13 is amended and supplemented by adding two new factors in the second paragraph under the subsection entitled “Special Factors – Reasons for the Recommendation of the Company Board” (on page 21 of the Offer to Purchase) containing the following text:

•

the fact that the Company Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the Merger Agreement; and

•	the fact that the Company Board did not structure the transaction to require approval of at least a majority of the unaffiliated shareholders.

Item 13 is amended and supplemented by adding a new paragraph after the fourth paragraph under the subsection entitled “Special Factors – Reasons for the Recommendation of the Company Board” (on page 21 of the Offer to Purchase) containing the following text:

Although the Company did not calculate a specific going concern value per Share, the Company believes that the consideration in the Offer and the Merger is fair in relation to the Company’s going concern value per Share based on its knowledge of the Company’s business and prospects and the factors listed above as supporting the substantive fairness of the Offer and the Merger.

Item 13 is amended and supplemented by replacing the seventh factor listed in the first paragraph under the subsection entitled “Special Factors – Reasons for the Recommendation of the Company Board” (on page 20 of the Offer to Purchase) with the following text:

•

the relationship of the Offer Price and the Merger Consideration to the current and historical trading prices of the Shares, including the fact that the Offer Price and the Merger Consideration represented premiums of 119.6%, 107.6%, 91.6% and 104.9% over the trading price for the Shares reported one business day, 30 days, 90 days and 180 days, respectively, prior to the first public announcement of the Offer;

Item 13 is amended and supplemented by replacing the fifth paragraph under the subsection entitled “Introduction” (on page 8 of the Offer to Purchase) with the following text:

Pursuant to an engagement letter between the Company and Baird, the Company has agreed to pay Baird approximately $4.8 million for its services in connection with the transaction contemplated by the Merger Agreement, approximately $3.8 million of which is payable upon consummation of the Offer and the Merger and $1.0 million of which is payable to Baird in exchange for the delivery of the fairness opinion to the Company Board. The Company has also agreed to reimburse Baird for its reasonable out-of-pocket expenses, not to exceed $75,000.

Item 13 is amended and supplemented by replacing the eleventh paragraph under the subsection entitled “Special Factors – Opinion of Robert W. Baird & Co. Incorporated” (on page 24 of the Offer to Purchase) with the following text:

Baird acted as financial advisor to the Company in connection with the Transaction. Pursuant to an agreement letter between the Company and Baird, the Company has agreed to pay Baird approximately $4.8 million for its services in connection with the transaction contemplated by the Merger Agreement, approximately $3.8 million of which is payable upon consummation of the Offer and the Merger and $1.0 million of which is payable to Baird in exchange for the delivery of its fairness opinion to the Company Board. The Company has also agreed to reimburse Baird for its reasonable out-of-pocket expenses, not to exceed $75,000. In addition, the Company has agreed to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction. In the past, Baird has provided investment banking services to the Company for which it received its customary compensation.

Item 13 is amended and supplemented by replacing the fifth paragraph under the subsection entitled “Special Factors – The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer” (on pages 42 and 43 of the Offer to Purchase) with the following text:

As a result of the Offer, the direct and indirect interest of Parent in the Company’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Parent’s interest in such items will increase from 14.4% to 100%, and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Similarly, Parent will also bear the risk of losses generated by the Company’s operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, Parent’s interest in the Company would increase from 14.4% to 100% and the Company will become a direct or indirect wholly-owned subsidiary of Parent. Accordingly, former shareholders of the Company will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, former shareholders of the Company will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the Merger. Based on the Company’s results for the fiscal year ended December 31, 2007, and assuming completion of the Merger as of December 31, 2007, this increase would result in Parent’s beneficial interest in the Company’s net book value and net income increasing by approximately $223 million and $21 million, respectively, increases of approximately 594% from Parent’s beneficial interests prior to the Offer.

Item 13 is amended and supplemented by adding a new paragraph immediately prior to the fifth paragraph under the subsection entitled “Special Factors – Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger to the Unaffiliated Shareholders of the Company” (on page 40 of the Offer to Purchase) containing the following text:

The Company Board did not (i) retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the Merger Agreement, or (ii) structure the transaction to require approval of at least a majority of the unaffiliated shareholders. Parent and Purchaser believe, however, that the absence of these two safeguards did not diminish the fairness of the process undertaken by the Company Board, after taking into account the factors listed above, in particular Mr. Braud’s recusal from the Company Board’s deliberations, as well as the fact that the Company Board had the authority to reject the transactions proposed by Parent and Purchaser and, as a result of the covenants of Parent in the Shareholder Agreement, could prevent Parent and Purchaser from making a hostile bid for the Company or otherwise attempting to circumvent the Company Board’s process.

Item 10 is amended and supplemented by replacing the paragraph entitled “Where You Can Find More Information” under the subsection entitled “Other Matters Relating to the Offer and the Merger – Certain Summary Information Concerning the Company” (on page 77 of the Offer to Purchase) with the following text:

Where You Can Find More Information

The Shares are registered under the Exchange Act. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the Company’s Internet website (http://www.gehl.com) and the SEC’s Internet website (http://www.sec.gov.). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, upon payment of the SEC’s customary fees. Certain reports and other information concerning the Company may also be inspected at the offices of the Nasdaq.

Item 4 is amended and supplemented by replacing the paragraph entitled “Determination of Validity” under the subsection entitled “The Tender Offer – 3. Procedures for Tendering Shares” (on page 71 of the Offer to Purchase) with the following text:

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding, provided, however, such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding, provided, however, such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination.

Item 4 is amended and supplemented by replacing the third paragraph under the subsection entitled “The Tender Offer – 4. Withdrawal Rights” (on page 72 of the Offer to Purchase) with the following text:

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, provided, however, such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in “—Section 3. Procedures for Tendering Shares” at any time prior to the Expiration Date.

Item 4 is amended and supplemented by replacing the second to last paragraph under the subsection entitled “Other Matters Relating to the Offer and the Merger – Certain Conditions to the Offer” (on page 83 of the Offer to Purchase) with the following text:

The foregoing conditions are for the benefit of Parent and Purchaser and, regardless of the circumstances, may be asserted by Parent or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental entity may be asserted at any time prior to payment of the Offer Price for Shares, and all conditions (except for the Minimum Tender Condition) may be waived by Parent or Purchaser in its discretion in whole or in part at any applicable time or from time to time prior to the Expiration Date, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manitou BF S.A.

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Tenedor Corporation

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Dated: October 15, 2008